UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b 25

                           NOTIFICATION OF LATE FILING

           (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [ ] Form 10-Q [ ] Form N-SAR

For  Period  Ended:  December 31,  1996
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
                                   ------------------------------------------

             Read Instruction (on back page) Before Preparing Form.
        Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

    Mednet, MPC Corporation
-------------------------------------------------------------------------------
                             Full Name of Registrant


-------------------------------------------------------------------------------
                            Former Name if Applicable

    871-C Grier Drive
-------------------------------------------------------------------------------
           Address of Principal Executive Officer (Street and Number)

    Las Vegas, Nevada  89119
-------------------------------------------------------------------------------
                            City, State and Zip Code




PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X ] (b) The subject annual report, semiannual report; transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The  accountant's  statement  or other  exhibit  required by Rule
         12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

Preparation of financial statements not yet completed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Thomas C. Warren             (702)                      361-3119
         ----------------------    -----------              ------------------
         (Name)                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ]Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As described in the Form 8-K dated March 19, 1997 the registrant anticipates that its earning statements will reflect revenues for 1996 of approximately $93 million (compared to $114 million) operating losses and fourth quarter charges in excess of $13 million.




                             Mednet, MPC Corporation
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 1997                By /s/ Thomas C. Warren
     -----------------------         -------------------------------------------
                                     Thomas C. Warren, Chief Financial Officer/
                                        Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

           Intentional Misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).